Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

ASURE SOFTWARE, INC.

Asure Software, Inc., a corporation duly organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify that:

1.     This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State on May 9, 2017 (the “Restated Certificate of Incorporation”).

2.     Article FOURTH of the Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“FOURTH: The Corporation shall have the authority to issue two (2) classes of shares to be designated, respectively, “Preferred Stock” and “Common Stock.” All of said shares shall be One Cent ($.01) par value each. The total number of shares of capital stock which the Corporation shall have the authority to issue is Forty-Five Million Five Hundred Thousand (45,500,000), which shall consist of Forty-Four Million (44,000,000) shares of Common Stock and One-and-One-Half Million (1,500,000) shares of Preferred Stock.”

3.     This amendment was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

4.     All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, Asure Software, Inc. has caused this Certificate of Amendment to be executed by a duly authorized officer on May 28, 2020.

Asure Software, Inc.
By: /s/ Patrick Goepel Name: Patrick Goepel Title: Chief Executive Officer